CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 July 12, 2018


VIA EDGAR CORRESPONDENCE
------------------------
Frank Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:        First Trust Exchange-Traded Fund (the "Trust")
                       File Nos. 811-21774 and 333-125751
               --------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 11, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Lunt U.S. Factor Rotation ETF, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that the Staff's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - COVER PAGE

         Please include the ticker symbol.

RESPONSE TO COMMENT 1

      The prospectus and statement of additional information have been revised in accordance with this comment.

Frank Buda
July 12, 2018
Page 2


COMMENT 2 - FEES AND EXPENSES OF THE FUND

      Please complete the fee table and expense example and refile with your responses at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

COMMENT 3 - FEES AND EXPENSES OF THE FUND

      If the Fund does not intend to pay 12b-1 fees within the next year, please remove the references to such fees in the footnotes and expense example.

RESPONSE TO COMMENT 3

       The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Generally revise the description of the Index methodology in Plain
English.

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose the number of securities and their weightings in the Index.

RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose the Index's rebalance and reconstitution schedule.

Frank Buda
July 12, 2018
Page 3


RESPONSE TO COMMENT 6

      The following disclosure has been added to the prospectus:

            "The Index is evaluated on a monthly basis on the final trading day of each month. The Index will invest in the underlying equity securities of the sub-indices selected in step (3) at the end of each month. Sub-indices selected in step (3) that are already included in the Index (if any) remain unchanged and the aggregate weight of the sub-indices that are removed is redistributed equally to the new sub-indices."


COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide a Plain English description of "risk-adjusted relative strength methodology."

RESPONSE TO COMMENT 7

      The following disclosure has been added to the prospectus:

            "The Index Provider's risk-adjusted relative strength score is designed to identify the sub-indices with the greatest return potential with the least amount of risk and is calculated as the return per unit of risk for each sub-index, measured as the standard deviation of returns over the course of the prior 12-months for each sub-index."


COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide a Plain English definition of each of the four factors included in the Index: momentum, value, quality and volatility.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

Frank Buda
July 12, 2018
Page 4


COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      The selection methodology contains a significant amount of "jargon." Please revise the disclosure in Plain English and provide additional details regarding the Index selection methodology in the Item 9 section of the prospectus.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment. Additional information regarding the Index has been added to the section entitled "Index Information" in the prospectus.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose how securities are weighted in the sub-indices.

RESPONSE TO COMMENT 10

      The following disclosure has been added to the prospectus:

            "The sub-indices are composed of U.S. large cap equity securities weighted by factor score within each sub-index, with the highest scoring security receiving the highest weight."


COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the following phrases in Plain English:

            - most/least persistent in their relative performance;" and

            - standard deviation of the security's daily price returns over the past year."

RESPONSE TO COMMENT 11

      The relevant disclosure has been removed from the prospectus and replaced with Plain English definitions of the four factors. See Response to Comment 8.

Frank Buda
July 12, 2018
Page 5


COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the "Index is evaluated on a monthly basis on the final trading day of each month." Please disclose whether this means rebalanced, reconstituted, or both.

RESPONSE TO COMMENT 12

         Please see response to Comment 6.


COMMENT 13 - PRINCIPAL RISKS

      Consider whether "Index Provider Risk" is appropriate.

RESPONSE TO COMMENT 13

      The following disclosure has been added to "Passive Investment Risk" in the prospectus:

      "In the event that the Index is no longer calculated, the Index license is terminated or the identity or character of the Index is materially changed, the Fund will seek to engage a replacement index."

COMMENT 14 - PRINCIPAL RISKS

      If the Index is concentrated in an industry, please provide the relevant risk disclosure for such industry.

RESPONSE TO COMMENT 14

      As of June 29, 2018, the Index was not concentrated in any industry or group of industries.

COMMENT 15 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      In the third paragraph, please revise the disclosure to make it clear that the Fund intends to fully replicate the Index. Consider removing references to sampling.

Frank Buda
July 12, 2018
Page 6


RESPONSE TO COMMENT 15

      The Fund respectfully declines to revise the referenced disclosure. While the Fund intends to fully replicate the Index, it reserves the right to sample the Index in the event of unforeseen circumstances.

COMMENT 16 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Consider generally what information in the prospectus is appropriate for
Item 4 versus Item 9 of Form N-1A.

RESPONSE TO COMMENT 16

      In response to this comment, the prospectus has been revised to include additional risk and strategy disclosure in the Item 9 sections.

COMMENT 17 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please insert "and at all times thereafter" at the end of the penultimate sentence of "Borrowing and Leverage Risk."

RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment.

COMMENT 18 - SHARE TRADING PRICES

      Please address how the the IOPV is calculated, including whether it is based on the Index, the Fund's portfolio, or something else and whether operating expenses or other accruals are included in the calculation.

RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this comment.

Frank Buda
July 12, 2018
Page 7


COMMENT 19 - FEDERAL TAX MATTERS

      This disclosure states that "in some cases, however, you may be required to treat your portion of these Fund expenses as income." Please explain.

RESPONSE TO COMMENT 19

      Generally, under Section 67(c) of the Internal Revenue Code of 1986 and Temporary Treasury Regulation Section 1.167-2T, a shareholder in certain regulated investment companies is required to treat the amount of various expenses of the regulated investment company as income to the shareholder. This rule applies to shareholders in regulated investment companies other than ones the shares in which are (i) continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended (15 U.S.C. 77a to 77aa )), (ii) regularly traded on an established securities market, or (iii) held by or for no fewer than 500 persons at all times during the taxable year.

COMMENT 20 - INDEX PROVIDERS

      Please file the sublicense agreement as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 20

      The sublicense agreement will be filed as an exhibit to the Registration Statement prior to effectiveness.

COMMENT 21 - STATEMENT OF ADDITIONAL INFORMATION

      Please change "based on" to "concentrated" in fundamental policy number seven on page four.

RESPONSE TO COMMENT 21

      The statement of additional information has been revised in accordance with this comment.

COMMENT 22 - STATEMENT OF ADDITIONAL INFORMATION

      Fundamental policy number seven on page four states that "this restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies."

Frank Buda
July 12, 2018
Page 8


Please remove the reference to "other investment companies" or explain how this is consistent with the Staff's position that the Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.

RESPONSE TO COMMENT 22

      The following disclosure has been added to the statement of additional information:

      "For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in number (7) above, to the extent the Fund has sufficient information about such investments."

COMMENT 23 - STATEMENT OF ADDITIONAL INFORMATION

      The disclosure states that for purposes of lending of the Fund's portfolio securities, the Fund may accept as collateral "cash, U.S. government securities or other high-grade debt obligations." Please explain how this is consistent with the Staff's position that collateral must be in the form of cash, cash equivalents or U.S. government securities.

RESPONSE TO COMMENT 23

      The reference to "other high-grade debt obligations" is intended to pick up other permitted collateral, including bank letters of credit, which have been viewed as acceptable by the Staff. See, for instance, Adams Express Co., SEC No-Act. (pub. avail. Oct. 9, 1974).

COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION

      There is bracketed disclosure on page 24 under "Additional Information." Please either removed the brackets or the disclosure.

RESPONSE TO COMMENT 24

      The brackets have been removed in accordance with this comment.

COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION

      The disclosure states that "all orders to create Creation Unit Aggregations must be received no later than the order cut-off time as designated as such in the Participant Agreement ("Order Cut-Off Time") on the relevant Business Day ... " Please confirm: (i) whether there are different Order Cut-Off Times under different AP agreements; and (ii) that there are no early Order Cut-Off Times. If the Fund intends to use early Order Cut-Off Times, explain why and how they will be consistent with the Staff's position that an Order Cut-Off Time may not be before NAV is calculated on the prior day or before the basket is published on the current day.

Frank Buda
July 12, 2018
Page 9


RESPONSE TO COMMENT 25

      The Fund confirms that there are not different Order Cut-Off Times under different AP agreements and that there are no early Order Cut-Off Times.

COMMENT 26 - EXHIBITS

      Please file the participation agreement as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 25

      A form of participant agreement will be filed as an exhibit to the Registration Statement prior to effectiveness.

                                      ***

      Please call me at (312) 845-3721 or Morrison Warren at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By: /s/ Daniel J. Fallon
                                                   ------------------------
                                                       Daniel J. Fallon